

Mail Stop 4631

February 22, 2010

Cynthia L. Lucchese
Senior Vice President and Chief Financial Officer
Hillenbrand, Inc.
One Batesville Boulevard
Batesville, Indiana 47006

> **Re:** **Hillenbrand, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **File No. 1-33794**

Dear Ms. Lucchese:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED SEPTEMBER 30, 2009

General

1. It appears that you have not filed your service agreement with Service Corporation International as an exhibit, even though you disclose that your relationship with Service Corporation accounted for 13% of your 2009 net revenues. We also note your risk factor disclosure on page 6 that termination of the relationship could negatively affect your financial condition, results of operations, and cash flows. Because you appear to be substantially dependent on your relationship with Service Corporation International, please advise if you

considered including in your Form 10-K a description of your contractual arrangements with Service Corporation and filing your agreement with that company as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Selected Financial Data, page 17

2.   You have presented your cash provided by operating activities and capital expenditures. While this presentation is useful, they should be considered in the framework of overall cash flows, which reflects management's decision as to the use of these cash flows and the external sources of capital used. A presentation which shows only certain cash flows generated from operations and certain expenditures could indicate that the use of the remaining cash flows is entirely at the discretion of management. Please also present your cash flows from investing and financing activities. See Section 202.03 of the SEC's Codification of Financial Reporting Policies for guidance.

Item 8. Financial Statements and Supplementary Data, page 39
Note 7. Retirement and Postretirement Benefit Plans, page 62

3.   Please tell us and revise future filings to disclose the underlying reasons for the significant increase in the actuarial loss during the fiscal year ended September 30, 2009.

Note 14. Fair Value Measurements, page 75

4.   We note the carrying value of the Forethought note receivable and related interest receivable was significantly in excess of its fair value as of September 30, 2009 and 2008. Please tell us what specific factors you considered in your determination that no impairment should be recognized on the note.

5.   We note that payments under the Note will be due in fiscal 2010, and as noted on page 27, you expect to receive the first payment of $10 million this fiscal year. Please tell us whether you have received the payment, and explain when such payments are due under the original terms of the Note. If due and unpaid at the time of your response, please provide us with a reasonably detailed discussion in that regard.

6.   We note that required payments may be deferred under the terms of the Note. Please explain the terms of deferral in reasonable detail. Tell us about the most recent communications you have had with Forethought and whether you are aware of their intentions regarding deferral. In the future, if you become aware of Forethoughts intentions regarding the deferral of payment, please disclose that information.

7.   We note that the maturity of the Note may be extended by Forethought. Please explain the terms of the extension in reasonable detail. Tell us about the most recent communications you have had with Forethought and whether you are aware of their intentions regarding extension. In the future, if you become aware of Forethoughts intentions regarding any extension, please disclose that information.

8.   Explain whether the recent offering by Forethought is expected to impact your fair value estimates and probability of collection and how.

9.   We note that the Note agreement provides you with access to various kinds of financial information from Forethought. Please describe this information. In addition, please provide us with summarized information regarding the financial position, results of operations and cash flows of Forethought as of the most recent date and the available periods presented. Explain how this information affected your liquidity and credit risk assumptions in the fair value of the note and the probability of collection. Provide us with a more detailed summary of your other assumptions in your fair value estimate and your probability of collection.

10.   Tell us what consideration you have given to disclosing summary financial information of Forethought.

Item 9A. Controls and Procedures, page 80

11.   We note your qualification on page 80 that "[a] control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control systems are met." As such, please indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Alternatively, please remove language from your filings that qualify the design, operation, and effectiveness of your disclosure controls and procedures.

Exhibit 31

12.   In future filings, please file a certification that conforms precisely to the requirements of Item 601(b)(31) of Regulation S-K. In particular, we note the omission of the reference to internal control over financial reporting in paragraph 4 and the exclusion of "(the registrant's fourth fiscal quarter in the case of an annual report) in paragraph 4(d).

FORM 8-K FILED ON JANUARY 11, 2010

13.   We note your merger agreement with K-Tron International, Inc. Please tell us supplementally if you received an exception to the Distribution Agreement described on page 59 of the Form 10-K or if you consider the proposed merger to qualify as being within your core area of business.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or the undersigned at (202) 551-3689 if you have questions regarding the financial statement and related comments. Please contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant